FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-028 Expires: January 31, 2005 Estimated average burden hours per response....
(Print or Type Responses)
1. Name and Address of Reporting Person* AFFUSO TONY	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) ___Director ___10% Owner _X_Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/01/03	6. (Continued) - Title: PRESIDENT, PRODUCT LIFECYCLE MANAGEMENT SOLUTIONS
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X___ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								6,393**	D
Common Stock								4,900.80***	I	By Hewitt Assoc- iates, LLC

**This total includes 78.2830 shares acquired at a "look-back" price of $14.85375 per share and posted to the Reporting Person's account on 03/28/03 pursuant to the  3-Month look-back feature of the Issuer's Employee Stock Purchase Plan.  The
     "look-back" feature used to determine the quarterly price takes the FMV (average of high & low) on the first day of the quarter and the last day of the quarter, with the lower of the two being used to determine the purchase price.
***These shares were held in trust under Issuer's 401(k) Plan as of March 28, 2003.  Hewitt Associates LLC accounts for holdings in the stock fund in units, comprised of stock and cash reserves.

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Convertible shares												$18.26	3,500*	D
Convertible shares												$18.19	1,500*	D
Convertible shares												$18.68	2,000*	D
Convertible shares												$18.70	4,000*	D
Employee Stock Option (right to buy)-5/14/97 Grant													363*	D
Employee Stock Option (right to buy)-9/28/01 Grant													175,000*	D
Phantom Stock-EDP	1 for 1	3/28/03		A		266		Imed	(1)	Common Stock	266	$17.72	1,704	D
Common Stock (right to buy) 02/10/03 Grant													50,000*	D
Common Stock (right to buy) 02/10/03 Grant													17,000*	D
Phantom Stock-EDP 2/10/03 Award													10,000*	D

Explanation of Responses:

*No reportable change since the last filing.
(1)  Shares of phantom stock units under the Issuer's Executive Deferral Plan are issued following termination of the Reporting Person's employment with the Issuer.
                    /S/  LINDA EPSTEIN                                04/01/03
   Linda Epstein as Attorney-in-Fact for                    Date
   Tony Affuso

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).